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SEC[illegible] 02021295 [illegible]OMMISSION [illegible]49

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 0 1 2002

| SEC FILE NUMBER |
|---|
| 8- 33772 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Needham & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen W. Albanese (212) 705-0301
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/12

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, George A. Needham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of New York
County of New York

Signature

Chairman & Chief Executive Officer

Title

Notary Public

ANNA L. STRICKLAND
Notary Public, State of New York
No. 01ST4834341
Qualified in New York County
Commission Expires June 25, 2002

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NEEDHAM & COMPANY, INC.

Statement of Financial Condition

December 31, 2001
(With Independent Auditors' Report Thereon
and Report on Internal Control
Required by Rule 17a-5)

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

The Board of Directors
Needham & Company, Inc.:

We have audited the accompanying statement of financial condition of Needham & Company, Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Needham & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2002

# NEEDHAM & COMPANY, INC.

Statement of Financial Condition

December 31, 2001

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 23,038,123 |
| Receivable from clearing broker | | 19,924,249 |
| Securities owned, at market value | | 6,435,294 |
| Investments, not readily marketable, at fair value | | 11,672,957 |
| Fees and concessions receivable | | 19,727,092 |
| Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,311,988 | | 2,767,276 |
| Other assets | | 1,731,378 |
| Total assets | $ | 85,296,369 |

## Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 13,080,842 |
| Securities sold but not yet purchased, at market value | | 14,316,841 |
| Accrued taxes payable | | 2,243,128 |
| Payable to stockholders | | 9,059,339 |
| Total liabilities | | 38,700,150 |
| Stockholders' equity (note 3): | | 46,596,219 |
| Total liabilities and stockholders' equity | $ | 85,296,369 |

See accompanying notes to statement of financial condition.

**NEEDHAM & COMPANY, INC.**

Notes to Statement of Financial Condition

December 31, 2001

## (1) General Information and Summary of Significant Accounting Policies

Needham & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in technology, healthcare and specialty retail industries, and deals with institutional investors. The Company also underwrites securities primarily in these industries, acting as both a lead underwriter, as well as a member of syndicate groups.

The following is a summary of significant accounting policies:

### *(a) Clearing Arrangements*

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are introduced and cleared on a fully disclosed basis through the correspondent broker.

### *(b) Securities Transactions*

Securities owned and securities sold but not yet purchased are valued at the last sale price. The difference between cost and market value is included in principal transactions. Securities owned and securities sold but not yet purchased represent principally U.S. equity securities.

In the normal course of business, the Company maintains certain investments – primarily investments in limited partnerships as discussed in note 7 – for which there are no readily available price quotations or for which readily available price quotations are unreliable. These investments are accounted for at fair value as estimated by the management of the Company. In determining the estimated fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value. However, because of the assumptions inherent to estimated fair value, actual fair values could differ from the estimated fair values as determined by management. As of December 31, 2001, the estimated fair value of the Company's investments not readily marketable totaled $11,672,957, which represented approximately 25% of the total stockholders' equity.

Securities transactions are recorded on a trade date basis.

### *(c) Investment Banking Revenues*

Investment banking revenues are recorded as follows: management fees on offering date, sales concessions on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

### *(d) Furniture, Equipment and Leasehold Improvements*

Depreciation is provided on a straight-line basis over an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.



(Continued)

*(e)* ***Payable to Stockholders***

Payable to stockholders represents anticipated distributions of current year earnings.

*(f)* ***Income Taxes***

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is recognized as an S corporation for Federal income tax purposes. Thus, no provision has been made currently for Federal income taxes. The Company pays income taxes to state and local governments.

*(g)* ***Management's Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*(h)* ***Cash Equivalents***

Cash equivalents consist of money market accounts and short-term investments with a maturity of three months or less from date of purchase.

*(i)* ***Stock-Based Compensation***

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees". Under APB 25, the Company recognizes no compensation expense related to employee stock options as no options are granted at a price below the market price on the day of grant.

## (2) Stockholders' Equity

During 2001, the Company received notes totaling $2,041,463 in partial payment for the issuance of its common stock which is offset against stockholders' equity. These notes bear interest at the broker call rate plus 100 basis points and are due upon various maturities.

It is the Company's policy each year to pay a portion of the distributions accrued during the following year.



(Continued)

NEEDHAM & COMPANY, INC.

Notes to Statement of Financial Condition

December 31, 2001

**(3) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $150,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2001, the Company had net capital of $7,517,652, which is $6,572,652 in excess of required net capital of $945,000.

**(4) Compensation and Profit Sharing Plans**

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of employee contribution.

**(5) Commitments**

The Company has entered into operating leases for office space which also contain certain escalation clauses. At December 31, 2001, the future minimum base rental payments under such leases are as follows:

| | | Amount |
|---|---|---|
| Year ended December 31: | | |
| 2002 | $ | 1,608,919 |
| 2003 | | 1,622,400 |
| 2004 | | 1,511,584 |
| 2005 | | 978,856 |
| 2006 | | 300,557 |
| 2007 and thereafter | | 984,337 |
| | $ | 7,006,653 |

At December 31, 2001, the Company had outstanding capital commitments relating to venture fund investments in the amount of $6,297,968.



(Continued)

## (6) Related Party Transactions

In 1992, the Company became a limited partner in Needham Management Partners, L.P. ("NMP"), the General Partner of Needham Emerging Growth Partners, L.P. ("NEGP"). Also in 1992, the Company became a limited partner in NEGP by investing $1,550,000. There have been no additional investments made in NEGP by the Company. The Company receives a 1% management fee and an incentive fee of 15% of NEGP's performance over a 5% hurdle rate.

In 1994, the Company became a limited partner in Needham Capital Management, L.P. ("NCM"). The Company has made capital contributions to date of $4,000,000 pursuant to the Partnership Agreement. To date, the Company received total distributions of $8,112,669 from NCM at cost. The Company did not make any capital contributions in 2001. Additionally, certain officers and directors of the Company are the General Partners of NCM.

In 1998, the Company became a limited Partner in the Needham Contrarian Fund, L.P. ("NCF") by investing $2,000,000. There have been no further investments in NCF made by the Company.

Also in 1998, the Company became a member of Needham Capital Management L.L.C. ("NCMLLC), the General Partner of Needham Capital Partners II, L.P. ("NCPII") by committing $1,000. The Company has paid $200 in 1998, $400 in 1999 and $200 in 2000 on this commitment. The Company has made no further investments in NCMLLC in relation to NCPII. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPII.

Also in 1998, the Company became a member of Needham Capital Management Bermuda, LLC (NCMBLLC"), the General Partner of Needham Capital Partners II (Bermuda), L.P. ("NCI") by committing $1,000. The Company has paid $200 in 1998, $400 in 1999 and $200 in 2000 on this commitment. The Company has made no further investments in NCMBLLC in relation to NCI. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCI.

In 1999, the Company made an additional investment in NMP by investing $250,000. At this time NMP also became the General Partner of the Needham Contrarian Fund, L.P. ("NCF") and this $250,000 investment related to NCF. There have been no additional investments in NMP in relation to NCF. The Company receives a 1% management fee and an incentive fee of 20% of NCF's performance.

In 2001, the Company made an additional investment in NMP by investing $204,000. At this time NMP also became the General Partner of Needham Emerging Growth Partners (Cayman), L.P. ("NEGPI") and this $204,000 investment related to NEGPI. There have been no additional investments made in NMP in relation to NEGPI.

Also in 2001, the Company made an additional commitment of $800,000 in NCMLLC. At this time NCMLLC also became the General Partner of Needham Capital Partners III, L.P. ("NCPIII") and Needham Capital Partners IIIA, L.P. ("NCPIIIA") and this $800,000 commitment related to NCPIII and NCPIIIA. During 2001, the Company paid $80,000 of this commitment. The Company receives an incentive fee from NCMLLC of 5% of realized gains generated on NCPIII and NCPIIIA.

Also in 2001, the Company made an additional committment of $200,000 in NCMBLLC. At this time NCMBLLC also became the General Partner of Needham Capital Partners III (Bermuda), L.P. ("NCI III")

 (Continued)

and this $200,000 commitment related to NCI III. During 2001, the Company paid $20,000 of this commitment. The Company receives an incentive fee from NCMBLLC of 5% of realized gains generated on NCI III.

**(7) Concentrations of Credit Risk**

The Company provides a full range of investment banking services to corporate clients. As such, the Company has commitments and risks associated with clients and customers resulting from securities underwriting and merchant banking activities.

The Company conducts substantially all of its principal trading activities through a correspondent clearing broker-dealer based in the New York Metropolitan area. At December 31, 2001, all marketable principal security positions were in the possession or control of its clearing broker. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligations.

**(8) Fair Value of Financial Instruments**

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, are carried at, or approximate, fair value.

**(9) Employee Stock Option and Dividend Equivalent Plans**

Under the Company's Employee Stock Option Plan (the "Plan") and Dividend Equivalent Plan, the Company may grant options to its directors, officers and employees for up to 250,000 shares of common stock. Only non-qualified stock options may be granted under the Plan. The exercise price of each option equals the book value of the Company's stock on January 1 of the year the option was granted. Each non-qualified stock option granted has a minimum three years vesting period. The dividend Equivalent Plan is



(Continued)

the right to receive dividends paid on common shares covered by an option from the time of the grant date of the option to the time of exercise.

Information pertaining to options outstanding and exercisable at December 31, 2001 is as follows:

| | Options outstanding | | Options exercisable | |
|---|---|---|---|---|
| | Shares | Weighted average grant price | Options exercisable | Weighted average grant price |
| Outstanding at beginning of year | 140,000 | $ 14.61 | — | — |
| Granted | 52,000 | 20.63 | — | — |
| Exercised | 81,000 | 14.10 | — | — |
| Cancelled | 17,500 | 14.20 | — | — |
| Balance December 31, 2001 | 93,500 | 18.48 | — | — |

***Pro Forma Fair Value Disclosures***

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | |
|---|---|
| Expected life of option | 3 |
| Risk-free interest rate | 3.603 % |
| Expected volatility of Needham stock | 15.00% |
| Expected dividend yield on Needham stock | 30.32% |

The weighted average fair value of options granted during 2001 is as follows:

| | | |
|---|---|---|
| Fair value of each option granted | $ | 0.002 |
| Total number of options granted | | 52,000 |
| Total fair value of all options granted | $ | 104.00 |

In accordance with SFAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because the Company's non-qualified stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Needham stock. Such an increase in stock price would benefit all stockholders commensurately.

KPMG

345 Park Avenue
New York, NY 10154

## Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Needham & Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Needham & Company, Inc. (the "Company") for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002